EXHIBIT 99.1



FOR IMMEDIATE RELEASE:


               SUNBEAM CORPORATION ANNOUNCES CHANGES IN DIRECTORS;
                             DIRECTOR COMPENSATION

FORT LAUDERDALE, FL - August 7, 1996 - Sunbeam Corporation (NYSE: SOC) announced today that its Board has elected Russell A. Kersh and Howard G. Kristol to serve on the Company's Board of Directors. Mr. Kersh was recently appointed as the Company's Executive Vice President, Finance and Administration. Mr. Kristol, a partner of the New York law firm Reboul, MacMurray, Hewitt, Maynard & Kristol, served as a Director of Scott Paper Company with Al Dunlap, Sunbeam's newly appointed Chairman and Chief Executive Officer. Mr. Kersh and Mr. Kristol join current board members Al Dunlap, Charles Thayer, Peter Langerman, Shimon Topor and Richard Ravitch.
         Sunbeam also announced that its Board has unanimously approved a significant change in the compensation of its outside directors. All outside directors will now be compensated exclusively in shares of the Company's stock. This stock-only compensation replaces prior director payment arrangements, including annual retainers, meeting fees and stock option and restricted stock awards. Under this new plan each outside director will receive 1,500 shares of the Company's stock annually. Further, each outside director has committed to purchase additional shares of Sunbeam stock with his own funds.
         Mr. Dunlap was a pioneer in the concept of stock-only compensation for company directors. "This is an important step in aligning our directors with our shareholders." said Mr. Dunlap. "The executives and directors of Sunbeam are now shareholders in the Company and will have an increased commitment to improving shareholder value."
         The Company's new management team has already aligned itself with the shareholders. Mr. Dunlap invested $3 million of his own money in the Company's stock when he joined Sunbeam. Subsequently, all of his new executives have also made significant investments of their own funds.
         Charles Elson, professor of law at Stetson University and an expert on board compensation, commented, "This is a move that will be applauded by the shareholders of Sunbeam and the American investment community in general."
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         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.


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Contact:  Pete Judice                       John DeSimone
          Burson-Marsteller, New York       Manager, Investor Relations
          (212) 614 - 4506                  Sunbeam Corporation
                                            (954)767-2100